FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2019
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

FNC AG STOCK, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNC Ag Stock, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4050 Garden View Drive Suite 103
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nick Watson (701) 780-2828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

800 Nicolet Mall Suite 1300 (Address) Minneapolis (City) MN (State) 55403-7033 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nick Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNC Ag Stock, LLC, as of November 25th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

Sarah Evenson
Notary Public
State of North Dakota
My Commission Expires on April 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Members
FNC Ag Stock, LLC
Grand Forks, North Dakota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the Company) as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eide Bailly LLP

We have served as FNC Ag Stock, LLC's auditor since 2015.

Minneapolis, Minnesota
November 26, 2019

U.S. Bancorp Center | 800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

FNC AG STOCK, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2019

		2019
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	348,004
Commission receivable		7,510
Other current assets		215
		355,729
TOTAL	$	355,729
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Commissions payable	$	2,627
Contract liabilities		34,553
Total current liabilities		37,180
MEMBER'S EQUITY:		
Farmers National Company Member's equity		318,549
Total member's equity		318,549
TOTAL	$	355,729

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company had two individuals who serve as agents as of September 30, 2019. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable — The Company's accounts receivable consist of commission due from the escrow agent. Historically, the Company has not experienced losses related to receivables and it is not considered to be a significant credit risk.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk – The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2019.

Subsequent Events –The Company has evaluated subsequent events through November 26, 2019.

Recently Issued and Adopted Accounting Standards Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as

of its year ended September 30, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

Future Adoption of New Accounting Pronouncements In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842). The provisions of ASU 2016-02 require a dual approach for lessee accounting under which a lessee would recognize a right-of-use asset and a corresponding lease liability. Leases will be classified as either finance or operating leases. For finance leases, a lessee will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. ASU 2016-02 will be effective for the Company beginning October 1, 2019, but early adoption is permitted. The Company is currently evaluating the impact of implementation of this standard on its financial statements.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Brokerage Commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Commission revenues and related commission expenses are recorded on a trade-date basis as transactions are approved by the board of directors of the Company issuing the units. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Contract Fees. The Company has written trade agreements with cooperatives and energy producers to facilitate the stock trades on behalf of these businesses. Many of the trade agreements include an annual contract maintenance fee paid to the Company for the services provided to the buying and selling shareholders. The Company believes the performance obligation is satisfied equally over the 12 month contract period because the business is eligible to utilize the services of the Company equally throughout duration of the agreement.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue by major source:

Revenue from Contracts with Customers	
Brokerage Commissions	$207,241
Contract Fees	81,444
Total Revenue	**$288,685**

Contract Liabilities. The timing of revenue recognition related to contract fees results in contract liabilities. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered a contract liability.

For the fiscal year ending September 30, 2019, contract liabilities (deferred revenue) had a beginning balance of $35,223 and a year end balance of $34,553 resulting in a decrease of $670. The decrease was the result of contracts cancelled at the end of their renewal period. Because the contracts do not extend beyond 12 months, the entire opening contract liability balance of $35,225 was recognized as revenue during the current fiscal year.

3. COMMISSIONS PAYABLE

Commissions are paid to the agents. The payable at September 30, 2019 consists of $2,627 payable to agents.

4. RELATED PARTY TRANSACTIONS

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was $123,300 paid to the Parent for salaries, benefits and taxes, office rent and office expense for the year ended September 30, 2019. There was not a payable to member as of September 30, 2019. An addendum to the expense sharing agreement was signed on November 7, 2016. The addendum states the expense sharing agreement shall be extended to an automatic month to month period until either party provides the other not less than 30 days advance written notice of its intent to terminate the agreement. A new expense sharing agreement (signed September 10, 2019) will be effective for the for the fiscal year beginning October 1, 2019.

5. LEASE OBLIGATIONS

Operating leases — the Company leases office space from its Parent. The lease falls under the expense sharing agreement. The lease is accounted for as an operating lease. There are no minimum operating lease commitments as the current lease expired August 31, 2017 and now continues on a month to month basis as part of the expense sharing agreement. Rent expense for the year ended September 30, 2019, was $11,004.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2019 the Company had net capital of $318,334, which was $313,334 in excess of its required net capital of $5,000.

7. COMMITMENTS AND CONTINGENGIES

The Company is involved in various legal matters from time to time. Management is of the opinion none of these legal actions will result in losses material to the financial position, results of operations, or cash flows of the Company.